

February 15, 2011

Mr. Lee Costerd
Chief Financial Officer
Wolverine Exploration Inc.
4055 McLean Road,
Quesnel, British Columbia,
Canada V2J 6V5

> **Re:** **Wolverine Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed August 31, 2010**
> **File No. 000-53767**

Dear Mr. Costerd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2010

Controls and Procedures, page 26

1. We note that you have not complied with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of May 31, 2010. Since you filed an annual report for the prior fiscal year, it appears that you are required to report on this assessment of internal control over financial reporting to comply with Item 308(a) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

2.   Please revise your disclosure to state whether there was any change in your internal control over financial reporting that occurred *during the last fiscal quarter* (rather than during the year ended May 31, 2010) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with Item 308(c) of Regulation S-K.

Engineering Comments

History of Labrador and the Labrador Claims, page 8

3.   Please disclose a brief description of the Quality Assurance/Quality Control (QA/QC) protocols utilized in handling the results of your exploration program, covering sample collection, preparation, custody, and assay precision/accuracy.

4.   Please expand your disclosure including your exploration plans for the properties as necessary to address the following points.

*   Disclose a brief geological justification for each of the exploration projects written in non-technical language.

*   Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, and drilling for each prospect.

*   If you have a phased exploration program briefly outline all phases.

*   If you do not have current detailed plans to conduct exploration on any of your properties, disclose this prominently.

*   Disclose how your exploration programs will be funded.

*   Identify the persons or entities, which will be conducting exploration work, and discuss their qualifications.

History of Labrador and the Labrador Claims, page 9

5.   We note that you disclose assay values up to 5.1% copper without adequate details of the
        sampling from which this result was derived. When reporting the results of sampling and
        chemical analyses, please ensure that your disclosures cover each of the following points
        regarding mineralization of existing or potential economic significance:

        •   Disclose only weighted-average sample analyses associated with a measured length
            or a substantial volume.

        •   Do not disclose analyses from "grab" or "dump" samples, unless the sample is of a
            substantial and disclosed weight.

        •   Avoid disclosure of only the highest or best values/grades of sample sets; and instead
            prepare a balanced disclosure covering the range of drill and sampling results

        •   Do not disclose grades as "up to" or "as high as" or "ranging from."

        •   Avoid statements containing grade and/or sample-width ranges.

        •   Any sample values combined from related locations should be aggregated using a
            weighted average based on the lengths of the samples.

        •   Use tables to improve readability of sample and drilling data.

        •   Any soil samples may be disclosed as a weighted average value over an area.

        •   Refrain from reporting single soil sample values.

        •   Convert all ppb quantities to ppm quantities.

        •   Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

        Please revise your disclosures to comply with this guidance.

        The TSX Venture Exchange Corporate Finance Manual – Appendix 3F provides
        guidance which you may find helpful in understanding many of these items.

Compliance with Government Regulation, page 10

6.   We note you are subject to various National and Provincial Environmental permitting requirements. Please provide a short summary of the permits you have obtained or applied for and provisions applicable to conducting exploration activities on your properties.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.   You may contact Ken Schuler, Mining Engineer, at (202) 551- 3718 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

                                Sincerely,

                                Karl Hiller
                                Branch Chief